Ronald C. Touchard
                           Eworldmedia Holdings, Inc.
                      610 Newport Center Drive, Suite 210
                            Newport Beach, CA 92660
                              Tel. (949) 718-0999

                               September 10, 2004


Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549


          RE:  EWORLDMEDIA  HOLDINGS,  INC.
               PRELIMINARY  INFORMATION  STATEMENT
               FILE NO.  0-14047
               FILED  SEPTEMBER  3,  2004


Dear Ms. Garnett:

     With respect to the above-captioned matter, please be advised that Eworldmedia Holdings, Inc. (the "Registrant") hereby acknowledges the following:

          The adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Schedule 14C do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments about this letter to the undersigned at the address and telephone number indicated above, as well as the Registrant's attorney, Norman T. Reynolds, Esq. at 815 Walker Street, Suite 1250, Houston, Texas 77002, tel. (713) 237-3135. Thank you.


                                                       Very Truly Yours,

                                                       /s/  Ronald  C.  Touchard

                                                       Ronald  C.  Touchard


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